NO ACT

PE
12-22-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025175

Received SEC
JAN 23 2012
Washington, DC 20549

January 23, 2012

David N. Oakey
McGuireWoods LLP
doakey@mcguirewoods.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-12

Re: Bassett Furniture Industries, Incorporated
Incoming letter dated December 22, 2011

Dear Mr. Oakey:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to Bassett by TowerView LLC. We also have received a letter from the proponent dated January 4, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Daniel R. Tisch
TowerView LLC
500 Park Avenue
New York, NY 10022

January 23, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bassett Furniture Industries, Incorporated
Incoming letter dated December 22, 2011

The proposal requests that "shareholders approve, on an advisory basis, that the Board of Directors cease all Company expansion plans, distribute at least $4.00 of cash per share to shareholders and liquidate or sell the Company in order to maximize shareholder value in the near-term."

There appears to be some basis for your view that Bassett may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to a specific amount of cash dividends. Accordingly, we will not recommend enforcement action to the Commission if Bassett omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bassett relies.

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TowerView LLC
500 Park Avenue
New York, New York 10022

January 4, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Bassett Furniture Industries, Incorporated

Ladies and Gentlemen,

We respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission advise Bassett Furniture Industries, Incorporated that it will recommend enforcement action to the SEC if Bassett omits from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of shareholders the proposal dated October 28, 2011 from TowerView LLC ("TowerView" or the "Investor"). Below please find TowerView's response to the issues submitted to the Commission by Bassett.

TowerView LLC has been a shareholder of Bassett Furniture Industries, Incorporated since 2007. Over the course of the Investor's ownership in the Company, management has liquidated Bassett's Alternative Asset Fund for total proceeds in excess of $42 million. Additionally, the Company recently sold its stake in International Home Furnishings Center, Inc. and received upfront proceeds of $69 million (this $69 million represents approximately 75% of the market capitalization of the nearly debt-free Company). Historically, Bassett Furniture was primarily a furniture manufacturer with a small company-owned retail presence. In addition to the wholesale manufacturing operations, the Company held significant interests in the aforementioned real estate and financial assets. Bassett has now determined to redeploy the cash received from the monetization of the financial and real estate holdings into expanding its retail business. TowerView believes that this strategy is a departure from the Company's past approach and, as a result, believes that shareholders should have the opportunity to voice their opinions regarding whether the Company should move forward with its retail expansion plans or should return assets to its investors.

Therefore, the Investor has put forth the following advisory proposal:

Resolved, that shareholders approve, on an advisory basis, that the Board of Directors cease all Company expansion plans, distribute at least $4.00 of cash per share to shareholders and liquidate or sell the Company in order to maximize shareholder value in the near-term.

Below please find TowerView's response to the issues submitted to the Commission by Bassett.

- Rule 14a-8(i)(13):

  TowerView is requesting that the shareholders simply advise the Company to distribute "at least $4.00 of cash per share." The proposal is non-binding and does not set a specific level of $4.00.

- Rule 14a-8(i)(7):

  TowerView does not believe that the advisory proposal set forth relates to the ordinary business operations of the Company. It is the Investor's view that Bassett's financial assets and real estate holdings represented the majority of the value of the Company. Since 2007 the Company has liquidated the financial assets and real estate for proceeds in excess of $110 million. The current enterprise value of the Company is approximately $27 million (Bassett holds approximately $72 million of cash and marketable securities). Therefore, it is TowerView's belief that the furniture retail business represents a small minority of the Company's overall value and expanding this business line is not an "ordinary business operation."

- Rule 14a-8(i)(2):

  TowerView does not believe that the proposal asks the Board of Directors to take actions that will violate state law. Since the proposal is solely advisory in nature, it does not require that the Board of Directors take any action that would violate any state laws.

- Rule 14a-8(i)(3):

  TowerView does not believe that the resolution in its proposal is vague and indefinite. The Investor believes that its advisory proposal to "liquidate or sell the Company in order to maximize shareholder value in the near-term" is quite specific. Additionally, since this proposal is advisory, only, TowerView does not believe that the proposal would provide conflicting directions to the Board should it determine that liquidating or selling the Company would not maximize near-term value.

Please feel free to contact me at 212 935-6655 if I may be of further assistance in this matter.

Sincerely,

Daniel R. Tisch

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

David N. Oakey
Direct: 804.775.1022

McGUIREWOODS

doakey@mcguirewoods.com
Direct Fax: 804.698.2134

December 22, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Bassett Furniture Industries, Incorporated; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of TowerView LLC

Ladies and Gentlemen:

On behalf of Bassett Furniture Industries, Incorporated ("Bassett" or the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Bassett that it will not recommend any enforcement action to the SEC if Bassett omits from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated October 28, 2011 (the "Proposal") from TowerView LLC ("TowerView" or the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Bassett is submitting electronically (i) this letter, which outlines Bassett's reasons for excluding the Proposal from the Proxy Materials, and (ii) TowerView's letter to Bassett dated October 28, 2011, setting forth the Proposal, attached as Exhibit A to this letter.

A copy of this letter is simultaneously being sent by overnight mail to TowerView. Pursuant to Rule 14a-8(j), we have filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2012 proxy materials with the SEC.

Please be advised that the Company has agreed to forward promptly to TowerView any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

I. THE PROPOSAL

The Proposal reads as follows:

> Resolved, that shareholders approve, on an advisory basis, that the Board of Directors cease all Company expansion plans, distribute at least $4.00 of cash per share to shareholders and liquidate or sell the Company in order to maximize shareholder value in the near-term.

TowerView submitted the Proposal by letter dated October 28, 2011 (see Exhibit A).

II. BASES FOR EXCLUDING THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to

- Rule 14a-8(i)(13), because TowerView asks that a specific amount of cash dividends be distributed to shareholders,
- Rule 14a-8(i)(7), because decisions relating to expansion plans relate to the ordinary business operations of the Company,
- Rule 14a-8(i)(2), because TowerView asks the Board of Directors to take actions that will violate state law, and
- Rule 14a-8(i)(3), because the resolution in the Proposal is vague and indefinite and therefore a violation of the SEC's proxy rules

III. GROUNDS FOR EXCLUSION PURSUANT TO RULE 14a-8(i)(13)

In adopting former Rule 14a-8(c)(13) in 1976, the SEC noted that:

> The purpose of the provision was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid.

See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Staff has consistently interpreted Rule 14a-8(i)(13) broadly, permitting the exclusion of shareholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends. See Exxon Mobil Corporation (March 17, 2009) (proposal to pay dividend of 50% of net income); American Express Co. (March 17, 2009) (proposal to pay a special dividend of $9.00 per share); Source Interlink Companies, Inc. (January 5, 2007) (proposal to pay a special dividend of $5.00 per share); Computer Sciences Corporation (March 30, 2006) (proposal to pay annual dividend of not less than 50% of earnings); and Microsoft Corporation (July 19, 2002) (proposal to pay dividend of 50% of current and subsequent year earnings).

The Proposal is similar to proposals referenced above and falls squarely within Rule 14a-8(i)(13) because it asks for a cash dividend of at least $4.00 per share. For this reason, the Proposal should be excluded pursuant to Rule14a-8(i)(13) because it asks for a specific amount of dividend.

IV. GROUNDS FOR EXCLUSION PURSUANT TO RULE 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The SEC has allowed companies to exclude proposals that dealt with whether assets should be reinvested in the operations of the company or allocated for other uses because the proposals dealt with the ordinary business operations of the companies. In Stewart-Warner Corporation (March 12, 1987), the SEC allowed a proposal to be excluded that dealt with a plan for the reinvestment in company production facilities. The SEC stated that "decisions to reinvest in production facilities" deal with a matter "relating to the conduct of the Company's ordinary business operations." In General Motors Corporation (March 31, 1988), the SEC stated that "decisions regarding the investment and application of corporate assets" deal with a matter "relating to the conduct of the Company's ordinary business operations."

The Company is engaged in the business of manufacturing, importing and selling furniture. The Company's products are sold to the public primarily through a network of dedicated corporate-owned and licensee-owned retail stores. Whether or not the Company should expand its operations is no different than the decision whether to reinvest in production facilities (as in the Stewart-Warner Corporation letter) or the decision whether to redeploy assets away from a company's current line of business (as in the General Motors Corporation letter). All of these decisions relate to how corporate assets will be used. These decisions are complex in nature and require in-depth knowledge of the operations and long-term goals of the Company. The Company makes decisions on a daily basis as to how assets and resources can best be used to maximize shareholder value. The Company has the in-depth knowledge of its operations and long term goals so as to make an informed judgment as to expansion; shareholders do not have such in-depth knowledge so as to make an informed judgment. For these reasons, the Proposal should be excluded pursuant to Rule 14a-8(i)(7) because it asks for the Board of Directors to cease all Company expansion plans which is a matter relating to the conduct of the Company's ordinary business operations.

V. GROUNDS FOR EXCLUSION PURSUANT TO RULE 14a-8(i)(2)

Rule 14a-8(i)(2) provides that a proposal may be excluded if, when implemented, the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated under the laws of the Commonwealth of Virginia. Under Virginia law, the business and affairs of the company are to be managed under the direction of the board of directors. Virginia Code § 13.1-673. And a director must discharge his duties as a director in accordance with his good faith business judgment of the best interests of the company. Virginia Code § 13.1-690. The Proposal calls for the Board of Directors to take action "to maximize shareholder value in the *near-term* (emphasis added)" and thus, presumably, ignore the long-term interests of the shareholders.

In our opinion, the Proposal asks the members of the Board of Directors to act in a way that could be in violation of their fiduciary duty under Virginia law by disregarding the long-term interests of the shareholders even where, as would almost always be the case, the Board considers such long-term interests to be an important consideration in the exercise of its good faith business judgment. For this reason, the Proposal should be excluded pursuant to Rule 14a-8(i)(2).

VI. GROUNDS FOR EXCLUSION PURSUANT TO RULE 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B") states that proposal may be excluded pursuant to Rule 14a-8(i)(3) if the "resolution is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has permitted the exclusion of proposals where the resolutions were vague and indefinite. See Philadelphia Electric Company (July 30, 1992).

The Proposal calls for the Board of Directors "to liquidate or sell the Company in order to maximize shareholder value in the near-term." The Proponent has not simply expressed its view that a liquidation or sale would maximize shareholder value, but has included such value maximization as a requirement of the action requested of the Board of Directors. Thus the Proposal would provide potentially conflicting directions to the Board, i.e., "to liquidate or sell the Company" and "to maximize shareholder value in the near-term." The Proposal does not specify what action the Board should take if it determines that the two actions are mutually exclusive.

For these reasons, the Proposal should be excluded pursuant to Rule 14a-8(i)(3) because the resolution is vague and indefinite and therefore a violation of the SEC's proxy rules.

VII. CONCLUSION

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at 804-775-1022 if we may be of further assistance in this matter.

Sincerely,

David N. Oakey /NGT

David N. Oakey

Enclosures

cc: Jay R. Hervey, Esquire
TowerView LLC

Exhibit A

TowerView LLC
500 Park Avenue
New York, New York 10022

October 28, 2011

Paul Fulton
Chairman of the Board
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

Dear Paul,

TowerView LLC is currently the holder of 430,000 shares of Bassett Furniture Industries, Inc. common stock. Attached please find a proposal that TowerView LLC would like to have included in the Company's proxy statement and form of proxy for the 2012 Annual Meeting. I am also enclosing proof of ownership from our record holder, verifying that we have held the minimum number of required shares for one year. Additionally, it is our intention to hold the requisite number of shares through the date of the annual meeting. Thank you.

Sincerely,

Daniel R. Tisch

Proposal:

Resolved, that shareholders approve, on an advisory basis, that the Board of Directors cease all Company expansion plans, distribute at least $4.00 of cash per share to shareholders and liquidate or sell the Company in order to maximize shareholder value in the near-term.

Rationale:

We have been shareholders in the Company since 2007. During that time, we have continually been disappointed with management's ability to deliver value to its stakeholders. Over the course of our ownership in the Company, management has liquidated Bassett's Alternative Asset Fund for total proceeds in excess of $42 million. In conjunction with the liquidation of portions of the Company's investment portfolio, in 2008, Bassett agreed to pay a $1.25 special dividend (composed of $0.75, initially, and $0.50, at a later date). In an effort to conserve capital, Bassett temporarily suspended its dividend in 2009. Despite currently retaining over $70 million of cash and marketable securities, the Company has never paid the second portion of its promised dividend. Further, while Bassett paid a regular quarterly dividend of $0.225 in 2008, the Company has reinstituted a measly $0.035 quarterly dividend despite its significant cash balance. Additionally, the Company recently sold its stake in International Home Furnishings Center, Inc. and received upfront proceeds of $69 million. Instead of returning cash from the sale of this valuable asset to shareholders, the Board of Directors has determined to retain the proceeds and reinvest in an underperforming business. We have lost confidence in management's ability to deliver on its promises to shareholders and to effectively allocate capital. Therefore, we request that the Company's stakeholders support a non-binding resolution for the Company to cease all expansion plans, distribute a $4.00 dividend and liquidate or sell the Company in order to maximize shareholder value in the near-term.

Goldman, Sachs & Co.
200 West Street
New York, NY 10282

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

MENTOR PARTNERS, L.P.
500 PARK AVENUE, 6TH FL
NEW YORK, NY 10022

10/28/2011

Sirs,

Statement of Holdings: BASSETT FURNIT* FISMA & OMB Memorandum M-07-16 ***rities")**

Goldman, Sachs & Co. ("GSCO") and/or Goldman Sachs International ("GSI") act as prime broker, custodian and/or lender to the funds and for the accounts listed below (the "Funds"). This will confirm that the Securities described below were reflected on GSCO's and GSI's book and records for the accounts of the applicable Fund on the dates indicated:

Account	Dates	Fund Name	Quantity
*** FISMA & OMB Memorandum M-07-16 ***	010-10/27/2011	TOWERVIEW LLC	430,000

Please note that to the extent financing was extended against any of the Securities during any of the applicable time periods, standard collateral arrangements may have resulted in transfers of such Securities pursuant to GSCO's or GSI's rights as a secured creditor, in which case the applicable Fund retained a contractual right against GSCO or GSI, as applicable, for the delivery of equivalent securities, with the result that one or more of the Funds may not have had the right to vote or exercise other indicia of ownership of the Securities, and that GSCO or GSI, as applicable, may have lent, sold or otherwise used the Securities.

Yours faithfully,

Jose Fernandez
For and on behalf of
Goldman Sachs & Co.

Please note that we accept no responsibility or liability to you or any third party in connection with the contents of this letter. The foregoing information is disclosed to you for informational purposes only and should not be relied upon by you or any third party for any other purpose. The letter is based on information that we believe to be correct, however, the information is correct only as of the date stated and would need to be reconfirmed in respect of any other date. The above information lists purchases and sales cleared by us for the accounts and the dates indicated therein, along with certain additional information. Please note however that the official statement of your transactions and securities holdings is provided to you in the form of Goldman Sachs confirmations at the time of the transaction for transactions executed through Goldman Sachs, and monthly customer statements at the end of each calendar month for all transactions cleared to your Goldman Sachs prime brokerage account. The attached is being provided at your request as a courtesy and is not an official report nor in a form customarily provided to our clients nor is it maintained in such a format by us as part of our official books and records. Goldman, Sachs & Co. has no independent regulatory requirement or duty to maintain, and the attached is not meant to be a substitute for, your or your funds' official books and records, nor do we assume any responsibility for any regulatory compliance obligations to which you may be subject. We do not represent that this material is accurate, complete or up-to-date, nor suitable for your intended use and we do not accept liability for any losses or damages arising from your use of this information.